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VIA ELECTRONIC MAIL AND EDGAR

May 23, 2006

Ms. Patricia Paige-Williams
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC   20549

Re:       ICON Funds File Nos.: 333-14927 and 811-7883
          Form N-1A, Accession Number: 0001047469-06-003973

Dear Ms. Paige Williams:

This letter confirms our discussion and responds to your comments, as communicated in our telephone call on May 15, 2006, concerning the post-effective amendment (the "Amendment") to the registration statement of ICON Funds (the "Trust"), including the registration of a new Class of Shares to certain Funds. The Amendment was filed on Form N-1A pursuant to Rule 485(a) under the Securities Act on March 24, 2006.

PROSPECTUS COMMENT #1: Please shorten the introduction to the "Fund Summaries" section on page 3.

RESPONSE #1: In an effort to shorten the "Fund Summary" section, we have moved the index definitions to the performance information for the appropriate Funds throughout the prospectus.

PROSPECTUS COMMENT #2: With respect to the industry and sector risk which appears in each Funds "Main Risk of Investing" section, please clarify the risk associated with a Fund's overweight position in the specific industry.


RESPONSE #2: Each Fund may invest up to 25% of its total assets in a single industry. As such, we intend to modify the disclosure to read as follows:

     Companies have similar lines of business are grouped together in broad categories called industries. Certain industries are grouped together in broader categories called sectors. The Fund may invest up

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     to 25% of its total assets in a single industry. This overweighting means the Fund is less diverse and more volatile than its benchmark.

PROSPECTUS COMMENT #3: Under "Investment Objective and Principle Investment Strategy" for ICON Core Equity, ICON Covered Call, ICON Equity Income and ICON Long/Short Funds there is a statement that the each Funds positions may also include equity securities of foreign issuers that are traded in U.S. markets, but there is no corresponding reference to foreign risk in the "Main Risks of Investing" section.

RESPONSE #2: Foreign risk has been added to each Fund's "Main Risks of Investing" section, as appropriate.

PROSPECTUS COMMENT #3: For each Fund that invests in small and mid-size companies, please simplify the risk disclosure of investing in such companies.

RESPONSE #3: The small and mid-size company risk has been revised as follows:

     The Fund may invest in small or mid-size companies. Small and Mid-size companies may involve greater risk of loss and price fluctuation.

PROSPECTUS COMMENT #4: With respect to the ICON Equity Income Fund, U.S. Government Agencies are not mentioned in the Fund's "Investment Objective and Principal Investment Strategy" on page 13. Please add if appropriate, or remove the risk from the "Main Risk of Investing" section.

RESPONSE #4: A statement that the Fund may invest in U.S. Government agencies or government sponsored enterprises has been added to the principal investment strategy of the Fund.

PROSPECTUS COMMENT #5: Please add Todd Burchett's tenure with the ICON Core Equity Fund and employment history for the past five years.

RESPONSE #5: Mr. Burchett has been a part of the investment team of the Fund since 2005 and his employment history has been updated.

PROSPECTUS COMMENT #6: In the last paragraph under "About Your Investment" on page 44, please revise the language that the Funds will have been deemed to have received a purchase or redemption order from the Servicing Agent when an authorized broker or, if applicable, a brokers' authorized designee, RECEIVES the order. (emphasis added)

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RESPONSE #6:  The disclosure has been revised as follows:

     The Distributor may, from time to time, enter into agreements with one or more brokers or other intermediaries to accept purchase and redemption orders for Fund shares until the close of regular trading on the Exchange (normally, 4:00 p.m. Eastern time on each day that the Exchange is open for trading); such purchase and redemption orders will be deemed to have been received by the Fund when the authorized broker or intermediary accepts such orders; and such orders will be priced using that Fund's net asset value next computed after the orders are placed with and accepted by such brokers or intermediaries. Any purchase and redemption orders received by a broker or intermediary under these agreements will be transmitted daily to the Fund no later than the time specified in such agreement; but, in any event, no later than 9:30 a.m. following the day that such purchase or redemption orders are received by the broker or intermediary.

SAI COMMENT #1: With respect to the disclosure regarding "Management of Other Accounts" in the "Portfolio Manager Accounts and Other Information" section46 of the Diversified Funds SAI, please present data in a tabular format. In addition, in the Diversified SAI, please add the assets of the other registered investment companies managed by Messrs. Straus, Rollingson and Waller.

SAI RESPONSE #1: We have updated the information accordingly.

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     The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Registrant further acknowledges that staff comments or changes to disclosures in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to such filing.

Should you have any questions or comments with respect to this letter, please do not hesitate to call me at (617) 824-1214.

Sincerely,


/s/Michael Lawlor

Enclosure

cc:

Donald Salcito

Charles W. Lutter, Jr., Esq.